Media re

06012487

Rule 12g3-2(b) File No. ~~82-5190~~

82-34643

Disclosure of interests in accordance with stock market rules

Pfäffikon SZ, April 7, 2006 – According to an announcement by the Banque Cantonale Vaudoise, Place Saint-François 14, 1003 Lausanne, dated April 6, 2006, said institution held a total of 8.35 % of the voting rights in Unaxis Holding AG as of April 3, 2006. 5.16 % of these voting rights are via derivatives (3.31 % via 467 784 call options and 1.85 % via 262 172 short put options) and 3.19 % are in the form of registered shares (451 637 shares).

SUPPL

RECEIVED
2006 APR 13 A 11:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
APR 14 2006
THOMSON FINANCIAL

For additional information please contact:
Unaxis Management AG
Carsten Barth
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media.relations@unaxis.com
investor.relations@unaxis.com

Unaxis – a leading global high-tech corporation

Unaxis (SWX: UNAX) is a globally leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Unaxis develops production systems, components, and services for high-technology products. The company's commercial activities center on protective coatings for precision tools and components (Coating Services), systems for producing vacuums and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), aerospace technology (Space Technology), as well as production equipment for solar modules. Unaxis also applies its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 billion. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses approximately 80 subsidiaries in 25 countries.

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